Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED APRIL 4, 2012

TO PROSPECTUS DATED SEPTEMBER 19, 2011

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated September 19, 2011, Supplement No. 1 dated December 8, 2011 and Sticker Supplements dated January 18, 2012 and February 29, 2012. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of March 27, 2012.

RECENT DEVELOPMENTS

Acquisition of Multi-Family Development in Tampa, Florida

On March 27, 2012, we acquired a 60% interest in GGT Crescent Crosstown JV Florida, LLC, a Delaware limited liability company (the “Crosstown Joint Venture”) and concurrently the Crosstown Joint Venture closed on the acquisition of the fee simple interest in a 25 acre parcel of land in Crosstown Center, a master planned community located in the southeast section (Brandon area) of Tampa, Florida. Our partner in the Crosstown Joint Venture, Crescent Crosstown II, LLC, an affiliate of the development group of Crescent Resources, LLC (“Crescent Resources”), owns a 40% interest in the joint venture. The Crosstown Joint Venture intends to develop, construct and operate on the property a Class A garden-style apartment community (the “Crosstown Project”) consisting of 15 three-story buildings totaling 344 apartment homes to be known as “Circle Crosstown.” The purchase price for the property was $4.3 million. The estimated development and construction costs, inclusive of the land acquisition, are $37.1 million.

The Crosstown Joint Venture acquired the 25 acre parcel (the “Crosstown Property”) from Crescent Resources, the developer of Crosstown Center. Concurrent with the closing of the purchase of the property, we contributed $3.8 million of our total $6.2 million capital commitment to the joint venture, and Crescent Resources contributed $2.5 million of its total $4.2 million capital commitment to the joint venture. The initial capital contributions funded the purchase price and related closing costs as well as certain expenses, fees and pre-development costs. We are required to fund the balance of our capital commitment during the remaining development period from which certain development costs will be funded by the Crosstown Joint Venture.

The construction of the Crosstown Project will be funded by draws on a $26.7 million construction loan from US Bank National Association. The loan is secured by the Crosstown Property and all improvements to be constructed thereon. The loan bears interest at the LIBOR rate, adjusted monthly, plus 2.50% per annum during the initial term of the loan and any extension period (the “Loan Rate”). The loan has an initial term of three years (but not later than March 27, 2015), and may be extended for two additional 12-month periods, each subject to certain conditions and the payment of a loan extension fee. Monthly interest only payments are required during the initial term of the loan. During any extension period, monthly installments of interest at the Loan Rate will be required as well as monthly installments of principal calculated based on a 30-year amortization period with an annual interest rate equal to the greater of (i) the then current 10-year Treasury Rate (as defined in the loan agreement), plus 2.50% per annum or (ii) 7.00% per annum. Assuming two extensions of the term of the loan, the outstanding principal balance of the loan is estimated to be approximately $26.2 million at the end of the second extension period. The loan may be prepaid at any time without penalty.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, as well as customary events of default, all as set forth in the loan documents. The loan is recourse to the Crosstown Joint Venture. Crescent Resources provided the lender with a completion guaranty for the project and a 50% repayment guaranty for the principal amount of the loan. During the term of the loan, the repayment guaranty may be reduced to between 35% and 15% of the principal amount of the loan if certain conditions are met.

In connection with acquiring the Crosstown Property, we paid our advisor an Investment Services Fee of $363,158 which is equal to 1.85% of our proportionate share of the purchase price of the Crosstown Property and budgeted development and construction costs relating to the property. Upon completion of the Crosstown Project, the advisor will determine the actual amounts paid. To the extent the amounts actually paid vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

Crescent Resources, based in Charlotte, North Carolina, has a long history of development of properties over various sectors, having developed 50 master-planned single-family communities, 15 multi-family communities, and approximately 25 million square feet of commercial space. The Crosstown Project represents Crescent Resource’s third multi-family development in Crosstown Center.

Crescent Resources, through its affiliates, will serve as developer and general contractor of the Crosstown Project. As developer, Crescent Development, LLC will receive a development fee from the Crosstown Joint Venture of 3% of the Crosstown Project budget pursuant to a development agreement with the joint venture. Crescent Multifamily Construction, LLC is the general contractor for the Crosstown Project pursuant to a construction contract with the Crosstown Joint Venture. Under the terms of the construction contract, the general contractor has provided a one year construction warranty.

Construction of the Crosstown Project is expected to commence in the second quarter of 2012, with the projected scheduled to be completed in the second quarter of 2013. Once completed, we expect that the on-site management of the property will be provided by a national property management firm that specializes in the on-site management of multi-family properties.

Certain investment considerations. The acquisition and development of the Crosstown Property is consistent with our growth strategy based on the consideration of various factors, including those noted herein. The Brandon area of Tampa is characterized as an affluent community with significant growth potential and many amenities including close proximity to major roads, regional and local shopping malls and employment centers. The Crosstown Property is surrounded by Tampa Bay’s most heavily traveled roads, including Interstate-75, US 301, Crosstown Expressway and Interstate-4, providing excellent access to the Tampa’s Central Business District (CBD). Located approximately 10 minutes west of the Crosstown Property, the Tampa CBD is the area’s primary employment center. Various other employment centers are easily accessed due to the property’s proximity to major roads. In the immediate area of the Crosstown Property are several regional and local shopping centers, as well as various national big-box retailers and numerous restaurants. Area residential trends are moving away from home ownership and there is significant demand in the area for high quality, newly constructed apartments.

Our Joint Venture Agreement

In connection with a closing on the purchase of the Crosstown Property, we acquired a 60% interest in the joint venture for a capital commitment of approximately $6.2 million, and Crescent Resources will acquire its 40% interest for a capital commitment of approximately $4.2 million. A portion of the capital contributions are expected to be made at the closing of the acquisition with the remainder required to be made during the course of the development of the Crosstown Property but prior to commencing construction.

Generally, operating cash flow is expected to be distributed to the members on a pro rata basis. In a capital event, such as a sale of the Crosstown Property, it is expected that proceeds will be distributed pro rata until invested capital is returned and a minimum return on capital is achieved, and thereafter Crescent Resources will receive a disproportionate share of any sale proceeds at varying levels based on our having received certain minimum threshold returns.

Our Operating Partnership will be the managing member of the joint venture. The Operating Partnership, as managing member, has delegated authority to manage certain of the day-to-day operations of the Crosstown Project to Crescent Resources, subject to the Operating Partnership’s approval of all major decisions and certain rights to remove and replace Crescent Resources as manager of day-to-day operations.

The joint venture agreement contains a buy-sell provision that permits either member to make an offer to purchase the other member’s entire interest in the joint venture or to sell its entire interest in the joint venture to the other member at any time after the date that is 24 months after the completion of construction of the Crosstown Project.

Statement Regarding Forward Looking Information

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Global Growth Trust, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2011 and other documents filed from time to time with the Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brand.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.